BioAmber Inc.
NYSE : BIOA
1250 Rene Levesque Boulevard West, Suite 4310
Montreal (Quebec) Canada H3B 4W8

w: 514.844.8000
f: 514.844.1414

www.bio-amber.com

Via E-mail

United States Securities

and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Division of Corporation Finance

Re: BioAmber Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 16, 2017

Form 10-Q for the Fiscal Quarter Ended June 30, 2017

Filed August 4, 2017

Form 8-K

Filed August 3, 2017

File No. 1-35905

Dear Ms. O’Brien:

This letter is submitted on behalf of  BioAmber Inc. (“BioAmber” or the “Company”) in response to the comments set forth in the letter, dated February 3, 2017 (the “Comment Letter”), of the staff of the Office of Manufacturing and Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2016 (“Form 10-K), Form 10-Q for the Fiscal Quarter ended June 30, 2017 (“Form 10-Q”) and Form 8-K filed August 3, 2017 (“Form 8-K”, and collectively with the Form 10-K and Form, 10-Q, the “Periodic Filings”).

For reference purposes, the text of the Comment Letter has been reproduced herein with our response below.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Periodic Filings.

Form 10-K for the Fiscal Year Ended December 31, 2016

Long-lived asset impairment, page 49

1. You indicate that at the end of each reporting period you assess the fair value of your long-lived assets in accordance with ASC 360.  Please tell us whether there was objective evidence of events or changes in business conditions that suggested your long-lived assets may be impaired as of December 31, 2016. In regard to your analysis, please tell us how you considered Deloitte LLP’s audit report covering your 2016 financial statements which raised “substantial doubt” about your “ability to continue as a going concern.”  Refer to ASC 360-10-35-21.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that as of December 31, 2016, the Company tested its Long-Lived Assets for recovery as the Company identified objective evidence of changes in business condition. The change in business condition that was identified was that actual 2016 sales were lower than originally budgeted, due to the change in the customer global demand, and the fact that the estimates were based on the best information known as the time, considering that we were on the second year of operations at our Sarnia facility. Therefore an indicator that the Company’s financial cash flow projections would need to be adjusted accordingly and might no longer be sufficient to cover the value of its long-lived-assets. As a result, the Company’s forecast of cash flows to be generated from the long-lived assets were revised to take into consideration the lower sales ramp-up of the Company’s only facility based on the most recent then available information. After reviewing the revised cash flows to be generated from the Company’s Long-Lived Assets management determined that the revised cash flows were sufficient to cover their carrying values, and the conclusion was that no Long-Lived Asset impairment was needed as of December 31, 2016.

The substantial doubt about the Company’s ability to continue as a going concern was driven by a lack of firm financing commitments required to fund the expected negative cash flows for the following 12 months after the issuance of the financial statements for the fiscal year ended December 31, 2016.  Because the Company was highly confident that it would be able to raise financing, the lack of firm financing commitments, this had no impact on the conclusion that the cash flows generated by the long-lived assets were sufficient to cover the carrying value.  In fact, management had plan in place to raise additional equity prior to the issuance of the financial statements for the fiscal year ended December 31, 2016; on January 3, 2017, the Company filed a Shelf Registration Statement on Form S-3 (The” Shelf Registration Statement”) registering the issuance of $100 million of its securities, of which only $20.1 million was used in January 2017 leaving approximately $80 million available for future issuance the share price is less.

To conclude, the Company did perform a long-lived asset test for the year ended December 31, 2016, driven by objective evidence (a lower sales ramp-up than budgeted) and concluded that the revised forecast of cash flows generated by the long-lived asset were sufficient to cover their carrying values. Furthermore, the “substantial doubt” about our “ability to continue as a going concern” did not have an impact on the impairment testing, due to the Company’s financing history, available Shelf Registration Statement and strong likelihood of being able to raise financing.

Results of Operations, page 51

2. Throughout MD&A, you identify various factors as being responsible for changes in your results of operations between periods, including changes in volume, decreases in pricing and Sarnia facility ramp-up costs.  Please revise your disclosures to quantify the impact of each material factor. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.  Please address this comment as it relates to your quarterly reports.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will address the Staff’s comment in future filings. Going forward, we will disclose the percentage of change in volume and pricing. The Sarnia facility ramp-up costs are expected to be negligible in the future, but if applicable, we would state the amount of ramp-up costs in the respective period.

3. Please disclose your manufacturing plant capacity and utilization for each period presented and discuss how changes in these metrics impacted your results of operations between periods.  Refer to Section 501.12.b.1 of the Financial Reporting Codification.  Please address this comment as it relates to your quarterly reports.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will provide this information in our future filings. For your information the quarterly nameplate production capacity is 7,500 metric tons and the following was the production for each quarter in the year ended December 31, 2016.

-	Q1 684 m/t
-	Q21,087 m/t
-	Q31,840 m/t
-	Q4 264 m/t

Due to the underutilization of the plant, cost of goods sold were higher than normal resulting in negative gross margins. Variable production costs were higher than expected due to the inefficiencies related to the low production volumes.  Cost of goods sold were also higher due to the under absorption of fixed costs and plant related overheads.

Form 10-Q for the Fiscal Quarter ended June 30, 2017

4. We note that the difference between your market capitalization and net asset value continued to decrease through June 30, 2017 and, although sales were higher than the same quarter in the prior year, there was a decrease in the average selling price of your products.

We also note your disclosure regarding the potential end of U.S. government policies that would help pay for your planned $500M facility to produce 200K metric tons/year of bio-succinic acid.  Please address whether these factors represented objective evidence of events or changes in business conditions that indicated your long-lived assets may be impaired as of June 30, 2017.  If so, please provide us with the details of your interim impairment assessment for your property, plant, and equipment.  Please provide a robust discussion of your critical estimates that focuses on the assumptions and uncertainties that underlie your impairment analysis.  Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented.  If reasonably likely changes in inputs to estimates would have a material effect on your financial condition or results of operations, please quantify and disclose the impact that could result given the range of reasonable outcomes. If you did not perform an interim impairment assessment, please explain why no such assessment was necessary.  Refer to ASC 360-10-35-21 as well as SEC Release No. 33-8350.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that for the quarter ended June 30, 2017, the Company did not perform an interim impairment assessment because the Company did not identify any events or changes in business condition that suggested its long-lived assets may be impaired. The indicators mentioned in the Staffs’ comment were not considered indicators as explained below.

The decrease in our market capitalization since the beginning of the year 2017 was not considered an indicator since it did not impact our financial results forecast.

The average selling price of the Company’s products varies from quarter to quarter based on the mix of customers during a given quarter. Each customer has their own technical specific requirements driven by the application of the product for which succinic acid will be used. Therefore, variations in average selling price is expected from one quarter to another and the Company did not identify any specific trends of average selling price reduction.

The potential U.S. government loan for our second plant is part of the Department of Energy's Loan Programs Office (LPO), which supports a large, diverse portfolio of more than $30 billion in loans, loan guarantees and commitments. This program finances innovative renewable energy and efficient energy projects. There is no certainty about the selection of the BioAmber project, and there has been no decision made by the Company regarding whether the second plant would be built in the United States or in Canada. In the event that the Company decides to build the plant in Canada, the Company has already been engaged with Canadian federal and provincial agencies in a similar process to secure low interest loans to build the plant in Sarnia Ontario, rather than the U.S.  The loan from the LPO is a way to finance our second plant, and is part of many initiatives under review by the Company. This loan is therefore not an indicator of impairment of our long-lived assets, as this will not impact our first plant assets.

The average selling price and the loan from the LPO as described above did not represent evidence that indicated that its long-lived assets may be impaired as of June 30, 2017.

To conclude, as of June 30, 2017, the Company evaluated whether there was objective evidence of events or changes in business conditions which suggest that an asset may be impaired. The Company concluded that there was no new information obtained or new events that would lead to a significant modification of the Company’s latest projections of cash flow generated from the Company’s property plant and equipment, since the last test performed for the year ended December 31, 2016.

Item 1.01 Form 8-K dated August 1, 2017

5. We note that you entered into a Share Purchase Agreement (the “Share Purchase Agreement”) pursuant to which you acquired Mitsui’s entire 38.9% interest in the BioAmber Sarnia joint venture and Mitsui was released from its obligations and liabilities under the joint venture arrangement. We have the following comments:

•	We note that although the joint venture arrangement contained a put option that would have required BioAmber to purchase Mitsui’s interest for a purchase price of

50% of Mitsui’s equity in the joint venture, the purchase price paid by BioAmber for Mitsui’s 38.9% interest was CAD $1.0.  We also note your second quarter 2017 earnings transcript stated this arrangement “…allowed Mitsui to achieve its corporate objectives”.  Please explain this statement and specifically address why Mitsui would invest an additional $17.7 million in BioAmber Sarnia during 2016 and then forgo its right to exercise the put option valued at $27.1 million as of June 30,2017; and

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that in 2017, Mitsui booked more than $2 billion in impairment charges and reported its first net loss in its modern history. It is our understanding that during Mitsui’s strategic review of its business that the BioAmber investment was no longer considered strategic and the investment in BioAmber was totally written-off.

As part of Mitsui’s strategic review, Mitsui indicated to BioAmber that they wished to exit their investment and that they would be seeking potential buyers. Under the agreement with Mitsui, BioAmber had a right of first refusal on the potential sale and numerous discussions were held to purchase Mitsui’s stake. During the various discussions it was made clear to Mitsui that BioAmber did not have the financial capability to pay more than a nominal sum for its stake. Mitsui understood the Company’s financial position and agreed to sell its stake at the nominal price of $1 plus other considerations. Mitsui did not exercise its put option (valued at $CAD 33 million) for they understood that BioAmber did not have the liquidity to fund the purchase.

Our understanding was that BioAmber was considered strategic for Mitsui when the additional $17.7 million was invested in 2016 but was no longer the case after their review that lead to the $2 billion impairment charge booked in 2017.

•

Please address the status of your EDC Loan Agreement and SJIF Loan Agreement, including whether or not it was probable that Mitsui would have had to make payments under their guarantees.  In this regard, we note that as further consideration for Mitsui’s sale of its interest in BioAmber Sarnia, BioAmber and BioAmber Sarnia agreed to indemnify Mitsui for any payments made by Mitsui pursuant to its guarantee of BioAmber Sarnia’s obligations under these loans.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that as part of the consideration for Mitsui’s sale of its interest, BioAmber, BioAmber Sarnia, subject to the prior consent that maybe required to be obtained from its lenders, have agreed to indemnify Mitsui for any payments required to be made by Mitsui pursuant to its guarantees.

A Security Agreement was also entered into with Mitsui, subject to the prior consent that may be required to be obtained from its lenders, BioAmber Sarnia, pledged all of their personal property as security for their obligations under the Indemnity Agreement with Mitsui.

Finally, if any investor acquires 25% or more of BioAmber Sarnia, BioAmber or BioAmber Sarnia, as applicable, shall either (i) cause such party to fully assume any guarantee obligations that Mitsui may have for the EDC Loan Agreement and the SJIF Loan Agreement or (ii) take any and all actions to ensure that Mitsui will be released from all liability under its guarantee obligations for the EDC Loan Agreement and the SJIF Loan Agreement.

The Company is in compliance with the agreed terms and conditions of the EDC and SJIF loan agreements. As of this date there is no indication that Mitsui would have to make any payments under their guarantees.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at 514-844-8000, ext. 140 or at Mario.settino@bio-amber.com.

Sincerely,

/s/ Mario Settino

_____________________________________

Mario Settino, CFO

BioAmber Inc.